UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For the Period Ended:	December 31, 2023

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:	___________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

FORTUNE VALLEY TREASURES, INC.

Full Name of Registrant

N/A

Former Name if Applicable

B1601 Oriental Impression Building 2, No. 139 Liansheng Road, Humen Town

Address of Principal Executive Office (Street and Number)

Dongguan, Guangdong, China 523900

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report portion thereof, could not be filed within the prescribed time period.

FORTUNE VALLEY TREASURES, INC. (the “Registrant”) is filing an extension on Form 12b-25 with the U.S. Securities and Exchange Commission to allow for additional time to finalize its annual report on Form 10-K for the year ended December 31, 2023 (the “Form 10-K”). The Form 10-K could not be filed by April 1, 2024 without unreasonable effort and expenses because the Registrant requires additional time to finalize its financial statements contained in the Form 10-K. In accordance with Rule 12b-25 of the Securities Exchange Act of 1934, as amended, the Registrant expects to file its Form 10-K no later than the fifteenth calendar day following the prescribed due date.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Yumin Lin	+86769	8572 9133
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Registrant’s net revenues totaled approximately $4.2 million for the year ended December 31, 2023, a decrease of approximately $5.0 million, or 54%, as compared to the net revenue for the year ended December 31, 2022. The decrease in the product sales was primarily due to a decline in market demand resulting from the sluggish economic environment and to a lesser extent, a decrease in the unit sales prices of wine products. The cost of revenues totaled approximately $2.3 million and $4.6 million for the years ended December 31, 2023 and 2022, respectively, representing a decrease of $2.3 million, or 51%. Gross profit was $2.0 million and $4.6 million for the years ended December 31, 2023 and 2022, respectively. Gross profit margin decreased to 47% for the year ended December 31, 2023 from 50% for the corresponding period in 2022.

Fortune Valley Treasures, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: April 1, 2024	By:	/s/ Yumin Lin
Yumin Lin
	Title:	Chief Executive Officer